June 12, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                        FTD Companies, Inc.

Registration Statement on Form 10-12B

Filed April 30, 2013

File No. 001-35901

Dear Ms. Ransom:

FTD Companies, Inc. (the “Company”) acknowledges receipt of the letter from the staff of the Securities and Exchange Commission, dated May 29, 2013 (the “Comment Letter”), relating to the above-referenced filing.  The Company respectfully requests an extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors of the response to the Comment Letter.  The Company intends to submit its response to the Comment Letter by June 28, 2013.

Please contact me at (630) 724-6504 should you require further information.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and Chief Financial Officer

cc:

Lisa Sellars, Staff Accountant (Securities and Exchange Commission)
Andrew Blume, Staff Accountant (Securities and Exchange Commission)
Lisa Kohl, Staff Attorney (Securities and Exchange Commission)
Robert S. Apatoff, President

Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)